EXECUTION COPY

DEED OF INDEMNITY

This Agreement is made August 6, 2010 (the “Reference Date”)

BETWEEN:

SILVER TRADING (BARBADOS) LIMITED, a corporation continued under the laws of Barbados

(“STB”)

AND

PRIMERO MINING CORP., a company existing under the laws of the Province of British Columbia

(“Primero”)

AND

GOLDCORP INC., a corporation existing under the laws of the Province of Ontario

(“Goldcorp”)

WITNESSES THAT:

            WHEREAS STB (formerly called Goldcorp Trading (Barbados) Limited and Wheaton Trading (Caymans) Ltd.), Goldcorp, Silver Wheaton (Caymans) Ltd. (“SWC”) and Silver Wheaton Corp. (“SLW”) entered into a Restated Silver Purchase Agreement dated as October 15, 2004, amended and restated as of March 30, 2006 and further amended on December 4, 2006, January 31, 2007 and August 5, 2010 (the “2006 SPA”) pursuant to which STB had agreed to sell to SWC, and SWC had agreed to purchase from STB, an amount of Refined Silver equal to 100% of the silver mined and produced from the San Dimas, Los Filos and San Martin mining projects situated in Mexico;

            AND WHEREAS Desarrollos Mineros San Luis, S.A. de C.V. (“DMSL”), an Affiliate of Goldcorp, has sold all of its right, title and interest in and to all of the assets, property and undertaking that comprise the San Dimas mining project to Primero Empresa, pursuant to an asset purchase agreement among DMSL, Primero and Primero Empresa dated July 29, 2010 (collectively the “San Dimas APAs”);

            AND WHEREAS DMSL has assigned to Primero Empresa, and Primero Empresa has assumed, all of the rights, obligations and liabilities of DMSL under the Restated Silver Purchase Agreement dated as of October 15, 2004 and amended and restated as of March 30, 2006 among DMSL (as successor to Luismin S.A. de C.V. by assignment), STB and Goldcorp as they relate to the San Dimas mining project;

            AND WHEREAS an Affiliate of Goldcorp has sold, transferred and assigned to Primero, and Primero has purchased and acquired, all of the issued and outstanding shares in the capital of STB; AND WHEREAS Goldcorp has assigned to Primero, and Primero has assumed, all of the obligations and liabilities of Goldcorp under the 2006 SPA as they relate to the San Dimas mining project, pursuant to an Assignment and Assumption Agreement and Release dated as of the Reference Date;

            AND WHEREAS STB, Primero, SWC and SLW are parties to a Second Amended and Restated Silver Purchase Agreement dated October 15, 2004 and last amended and restated on the Reference Date with respect to silver produced from the Mining Properties (the “San Dimas SPA”);

            AND WHEREAS Goldcorp has entered into a guarantee in favour of SWC dated the Reference Date (the “Goldcorp Guarantee”) in which Goldcorp has guaranteed certain obligations of STB under the San Dimas SPA.

            NOW THEREFORE in consideration of the mutual covenants and agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each of the Parties hereto, the Parties mutually agree as follows:

1.          Definitions

In this Agreement, including the recitals:

“2006 SPA” has the meaning set out in the recitals of this Agreement.

“Affiliate” means, in relation to any person, any other person controlling, controlled by or under common control with such first mentioned person.

“Agreement” means this Agreement and all attached schedules, in case as the same may be supplemented, amended, restated or superseded from time to time in accordance with the terms hereof.

“Arbitration Rules” means the Domestic Commercial Arbitration Rules of Procedure, as amended June 1, 1998, of the British Columbia International Commercial Arbitration Centre, as may be amended from time to time.

“Assignment, Subordination and Postponement of Claims” has the meaning set out in Section 6(b)(v) of this Agreement.

“Business Day” means any day other than a Saturday or Sunday or a day that is a statutory holiday under the laws of the Province of British Columbia, Barbados or the Cayman Islands.

“Change of Control” of a person means the consummation of any transaction, including any consolidation, amalgamation or merger or any issue, transfer or acquisition of voting shares, the result of which is that any other person or group of other persons acting jointly or in concert for purposes of such transaction (a) becomes the beneficial owner, directly or indirectly, of more than 50% of the voting shares of such person, measured by voting power rather than number of shares; or (B) acquires control of such person.

“Collateral” means the STB Collateral, the Guarantor Collateral, the Minority Shareholder Collateral, the Primero Empresa Collateral and the Future Owner Collateral.

“Contract Year” means each consecutive twelve-month period during the Term commencing on August 6 and ending on the earlier of: (i) August 5 of the next year; and (ii) the date this Agreement is terminated.

“control” means the right, directly or indirectly, to direct or cause the direction of the management of the business or affairs of a person, whether by ownership of securities, by contract or otherwise; and “controls”, “controlling”, “controlled by” and “under common control with” have corresponding meanings.

“Cure Period” means a period of 30 days following delivery by Goldcorp to STB and/or Primero, as the case may be, of written notice of a breach or default described in Sections 16(a)(iii), 16(a)(v) or 16(a)(vi), or such longer period of time as Goldcorp may determine in its sole discretion.

“DMSL” has the meaning set out in the recitals of this Agreement.

“Encumbrance” means all mortgages, charges, assignments, hypothecs, pledges, security interests, liens, restrictions, patent or other reservation in minerals, royalty claims, and other encumbrances and adverse claims of every nature and kind.

“Event of Default” has the meaning as set out in Section 16(a) of this Agreement.

“Excluded Collateral” means: (i) any securities and other equity interests of any person that does not own, directly or indirectly, any right, title or interest in Primero Empresa or the Primero Empresa Collateral, and (ii) any mining properties or concessions, real property, contracts and tangible personal property not used, in whole or in part, in connection with or otherwise related to the San Dimas Mine.

“Future Owner” has the meaning set out in Section 6(e) of this Agreement.

“Future Owner Collateral” has the meaning set out in Section 6(e) of this Agreement.

“Future Owner Security Agreements” has the meaning set out in Section 6(e) of this Agreement.

“GAAP” means, in relation to any person at any time, accounting principles generally accepted in Canada as recommended in the Handbook of the Canadian Institute of Chartered Accountants or its successor, applied on a basis consistent with the most recent audited financial statements of such person and, if applicable, its consolidated Affiliates (except for changes disclosed in the notes to such financial statements), including, upon adoption by any such person, International Financial Reporting Standards, issued by the International Accounting Standards Committee, and as adopted by the Canadian Institute of Chartered Accountants, as amended from time to time. “Goldcorp” has the meaning set out in the recitals of this Agreement.

“Goldcorp Guarantee” has the meaning set out in the recitals of this Agreement.

“Goldcorp Indemnity Security” means the charges and security interests granted in favour of Goldcorp pursuant to the Security Agreements.

“Guarantor Collateral” has the meaning set out in Section 6(b)(i) of this Agreement.

“Guarantor Security Agreements” has the meaning set out in Section 6(b)(i) of this Agreement.

“Indemnity Obligations” means the obligations of STB and Primero pursuant to Section 3 of this Agreement.

“Insolvency Event” means, in relation to any person, any one or more of the following events or circumstances:

(i)

proceedings are commenced for the winding-up, liquidation or dissolution of it, unless it in good faith actively and diligently contests such proceedings resulting in a dismissal or stay thereof within 60 days of the commencement of such proceedings;

(ii)

a decree or order of a court of competent jurisdiction is entered adjudging it to be bankrupt or insolvent, or a petition seeking reorganization, arrangement or adjustment of or in respect of it is approved under applicable laws relating to bankruptcy, insolvency or relief of debtors;

(iii)

it makes an assignment for the benefit of its creditors, or petitions or applies to any court or tribunal for the appointment of a receiver or trustee for itself or any substantial part of its property, or commences for itself or acquiesces in or approves or has filed or commenced against it any proceeding under any bankruptcy, insolvency, reorganization, arrangement or readjustment of debt law or statute or any proceeding for the appointment of a receiver or trustee for itself or any substantial part of its assets or property, or has a liquidator, administrator, receiver, trustee, conservator or similar person appointed with respect to it or any substantial portion of its property or assets; or

(iv)	a resolution is passed for the winding-up or liquidation of it.

“Losses” means all claims, demands, proceedings, fines, losses, damages, liabilities, obligations, deficiencies, costs and expenses (including all legal and other professional fees and disbursements, interest, penalties, judgement and amounts paid in settlement of any demand, action, suit, proceeding, assessment, judgment or settlement or compromise), including any taxes payable in respect thereof.

“Mineral Offtake Agreement” means any agreement entered into by Primero Empresa or any of its Affiliates with an Offtaker that includes: (i) the sale of Produced Silver to an Offtaker; or (ii) the smelting, refining or other beneficiation of Produced Silver by an Offtaker for the benefit of an Primero Empresa or any of its Affiliates, as the same may be supplemented, amended, restated or superseded from time to time.

“Mineral Processing Facility” means any mineral processing facility owned by any Primero Entity or any of their respective Affiliates at which Minerals are processed.

“Minerals” means any and all marketable metal bearing material (including Produced Silver) in whatever form or state that is mined, extracted, removed, produced or otherwise recovered from the Mining Properties, including any such material derived from any processing or reprocessing of any tailings, waste rock or other waste products originally derived from the Mining Properties, and including ore or other products resulting from the further milling, processing or other beneficiation of Minerals, including concentrates or doré bars.

“Mining Properties” means the mining rights or concessions listed in Schedule “A” attached hereto, whether created privately or through the actions of any governmental authority having jurisdiction, and includes any extension, renewal, replacement, conversion or substitution of any such right or concession or resulting right or concession, including any of the foregoing to which a Primero Entity acquires an interest in or to, after the Reference Date in connection with or in respect of the San Dimas mines.

“Minority Shareholder Collateral” has the meaning set out in Section 6(b)(ii) of this Agreement.

“Minority Shareholder Security Agreements” has the meaning set out in Section 6(b)(ii) of this Agreement.

“Monthly Report” means a written report, in relation to any calendar month, detailing:

(i)	all ore tonnages and head grades of Minerals contained in the ore mined from the Mining Properties during such month;

(ii)	with respect to the Mineral Processing Facility, doré, the number of ounces of precious metals produced during such month and the resulting recoveries for each corresponding metal;

(iii)

the total number of ounces of silver contained in each delivery of Minerals to an Offtaker during such calendar month for which Primero Empresa or any of its Affiliates was paid (provisional or final), prior to any charges, penalties or deductions (including any deductions on account of the payment being made on a provisional basis) that may be charged or levied by an Offtaker;

(iv)	the amount of Refined Silver delivered to SWC for that calendar month;

(v)	a reconciliation between items (iii) and (iv), including details regarding payable rates and provisional percentages; and

(vi)	a copy of any summary statements received from any Offtaker during such calendar month.

“NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators, or any successor instrument, rule or policy.

“Offtaker” means any person other than STB or its Affiliates that purchases Minerals from Primero Empresa or any of its Affiliates or that takes delivery of Minerals for the purpose of smelting, refining or other beneficiation of such Minerals for the benefit of Primero Empresa or any of its Affiliates.

“Offtaker Charges” means any refining charges, treatment charges, penalties, insurance charges, transportation charges, settlement charges, financing charges or price participation charges, or other charges, penalties or deductions that may be charged or levied by an Offtaker, regardless of whether such charges, penalties or deductions are expressed as a specific metal deduction, a percentage or otherwise.

“Parties” means STB, Primero and Goldcorp and “Party” means any one of them.

“Payable Silver” means the number of ounces of Produced Silver contained in any delivery of Minerals to an Offtaker, less the number of ounces of silver deducted on account of the processing of such silver into Refined Silver, excluding any Offtaker Charges, for which number of ounces any Primero Entity (or their predecessors) or any of their Affiliates receives a Silver Payment.

“Permitted Encumbrances” means any Encumbrance constituted by the following:

(i)	the conditions on which the Mining Properties are issued and any conditions imposed on Primero Empresa, the Mining Properties or the San Dimas Mining Lots;

(ii)	Encumbrances arising by operation of law in the ordinary course of business and securing obligations not more than 90 days old;

(iii)	banker’s liens arising by operation of law or practice over money deposited with a banker in the ordinary course of its ordinary business;

(iv)

Encumbrances constituted by capital leases or purchase money mortgages over goods required in the ordinary course of business provided that there is no default in the obligation to pay for the goods when due and payable or a default in any other payment secured by such Encumbrances;

(v)

Encumbrances for taxes, assessments, levies, imports, rates, duties, compulsory losses or withholdings which are imposed by a government authority having jurisdiction, and any related amount, and are not overdue or which are being contested if adequate reserves are maintained with respect thereto;

(vi)	carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s, construction or other similar liens arising in the ordinary course of business which related to obligations not overdue;

(vii)

easements, rights of way, restrictions and other similar Encumbrances, including servitudes for railways, sewers, drains, gas and oil pipelines, gas and water mains, electric, light and power and telephone or telegraph conduits, poles, wires and cables, incurred in the ordinary course of business which, in the aggregate, are not substantial in amount, and which do not in any case materially detract from the value of the property subject thereto or interfere with the ordinary course of the business of the owner of such property;

(viii)	zoning and building by-laws and municipal by-laws and regulations so long as the same are complied with;

(ix)	statutory liens incurred or deposits made in the ordinary course of business in connection with worker’s compensation, unemployment insurance and other social security legislation;

(x)

any existing royalties payable to the Mexican Geological Service out of the acquisition of mining concessions and payable to third parties as part of the obligations to be complied with in connection with the acquisition of mining concessions;

(xi)

minor imperfections in title on the San Dimas Mining Lots that do not materially detract from the value of the San Dimas Mining Lots subject thereto and do not materially impair Primero Empresa’s or an Affiliate’s ability to carry on its business or SWC's rights and remedies under the San Dimas SPA or Goldcorp’s rights under this Agreement;

(xii)

any existing rights reserved to or vested in any person by the terms of any lease, licence, franchise, grant or permit held by Primero Empresa or an Affiliate or by any statutory provision, to terminate any such lease, licence, franchise, grant or permit, or to require annual or periodic payments as a condition to the continuance thereof;

(xiii)

any Encumbrance over any refund or credit of value added taxes or other taxes paid to the Government of Mexico resulting from the transactions contemplated by the San Dimas APAs in favour of the VAT Lenders or Goldcorp or its Affiliates as security for any indebtedness in respect of the VAT Financing;

(xiv)	the security granted to SWC pursuant to the San Dimas SPA; and

(xv)

any security in favour of the Project Lenders in respect of the Project Financing, provided that the Goldcorp Indemnity Security may rank in priority to the Project Lenders’ Security only to the extent specified in Section 6(g)(i) of this Agreement.

“person” means and includes individuals, corporations, bodies corporate, limited or general partnerships, joint stock companies, limited liability corporations, joint ventures, associations, companies, trusts, banks, trust companies, government or any other type of organization, whether or not a legal entity.

“Prime” means at any particular time, the reference rate of interest, expressed as a rate per annum, that The Bank of Nova Scotia establishes as its prime rate of interest in order to determine interest rates that it will charge for demand loans in United States dollars to its most credit worthy customers; provided that if The Bank of Nova Scotia no longer establishes such rate, the Parties will act reasonably in agreeing to a substituted rate.

“Primero Empresa” means Primero Empresa Minera, S.A. de C.V. and includes any of its successors and permitted assigns.

“Primero Empresa Collateral” has the meaning set out in Section 6(b)(iv) of this Agreement.

“Primero Empresa Guarantee” has the meaning set out in Section 6(b)(ii) of this Agreement.

“Primero Empresa Security Agreements” has the meaning set out in Section 6(b)(iv) of this Agreement.

“Primero Entity” means Primero, STB, Primero Empresa and any Future Owner, and their respective successors and permitted assigns.

“Produced Silver” means any and all silver in whatever form or state that is mined, produced, extracted or otherwise recovered from the Mining Properties, including any silver derived from any processing or reprocessing of any tailings, waste rock or other waste products originally derived from the Mining Properties, and including silver contained in any ore or other products resulting from the further milling, processing or other beneficiation of Minerals, including concentrates and doré bars.

“Project Financing” means any credit facility, line of credit or other senior debt financing arrangement in favour of any Primero Entity or any of its Affiliates provided by Project Lenders for the purpose of financing all or a portion of the cost of operating and/or expanding the San Dimas Mine, including any refinancing thereof, and that contain customary and commercially reasonable terms and conditions satisfactory to Goldcorp, acting reasonably, to finance the operation and/or expansion of mining projects similar in nature to the San Dimas Mine, but for greater certainty does not include any indebtedness in respect of the VAT Financing.

“Project Lenders” means any reputable and recognized banking or financial institution, Offtaker or export credit agency that provides any Project Financing, excluding Primero or any of its Affiliates.

“Quarterly Report” means a written report, in relation to any calendar quarter, detailing the following financial information with respect to Primero:

(i)	balance sheet;

(ii)	income statement;

(iii)	statement of cash flow;

(iv)	a calculation of co-product cost per ounce of gold and silver for the calendar quarter; and

(v)	the cost per tonne of ore produced from the Mining Properties for the calendar quarter.

“Reference Date” has the meaning set out on the first page of this Agreement.

“Refined Silver” means marketable metal bearing material in the form of silver that is refined to standards meeting or exceeding commercial standards for the sale of refined silver.

“Relevant Jurisdictions” has the meaning set out in Section 6(c)(iii) of this Agreement.

“San Dimas APAs” has the meaning set out in the recitals of this Agreement.

“San Dimas SPA” has the meaning set out in the recitals of this Agreement.

“San Dimas Mine” means the mining projects from time to time in respect of the Mining Properties.

“San Dimas Mining Lots” means any and all real property owned by Primero Empresa or any other Affiliate of Primero or in which they have an ownership right, title or interest that is used in connection with or pertains to the San Dimas mining project in the States of Durango and Sinaloa, México, as more fully described in Schedule “B” attached hereto.

“Security Agreements” means the STB Security Agreements, the Guarantor Security Agreements, the Minority Shareholder Security Agreements, the Primero Empresa Guarantee, the Primero Empresa Security Agreements, the Assignment, Subordination and Postponement of Claims and the Future Owner Security Agreements.

“Silver Payment” means (i) with respect to Minerals purchased by an Offtaker from a Primero Entity or any of their Affiliates, the receipt by any Primero Entity or any of their Affiliates of payment or other consideration from the Offtaker in respect of any Produced Silver; and (ii) with respect to Minerals refined, smelted or otherwise beneficiated by an Offtaker for or on behalf of a Primero Entity or any of their Affiliates, the receipt by a Primero Entity or any of their Affiliates of Refined Silver in accordance with the applicable Mineral Offtake Agreement.

“SLW” has the meaning set out in the recitals of this Agreement.

“STB” has the meaning set out in the recitals of this Agreement.

“STB Collateral” has the meaning set out in Section 6(a) of this Agreement.

“STB Security Agreements” has the meaning set out in Section 6(a) of this Agreement.

“Subsidiary” has the meaning set out in Section 2(j) of this Agreement.

“SWC” has the meaning set out in the recitals of this Agreement.

“Term” has the meaning set out in Section 8(a) of this Agreement.

“VAT Financing” means any credit facility, line of credit or other senior debt financing arrangement in favour of any Primero Entity or any of its Affiliates provided by VAT Lenders to Primero or its Affiliates for the purpose of financing all or a portion of any indebtedness up to an aggregate maximum of $80,000,000 owed by Primero or its Affiliates with respect to the payment of value added taxes or other taxes payable to the Government of Mexico as a result of the transactions contemplated by the San Dimas APAs, and any indebtedness owed by Primero or its Affiliates to Goldcorp or its Affiliates in respect thereof, which financing shall not be redrawn upon once all or any portion of it has been repaid.

“VAT Lenders” means any reputable and recognized banking or financial institution that provides any VAT Financing.

2.	Certain Rules of Interpretation

Except as may be otherwise specifically provided in this Agreement and unless the context otherwise requires:

(a)

The terms “Agreement”, “this Agreement”, “the Agreement”, “hereto”, “hereof”, “herein”, “hereby”, “hereunder” and similar expressions refer to this Agreement in its entirety and not to any particular provision hereof.

(b)

References to a “Section” or “Schedule” followed by a number or letter refer to the specified Section of or Schedule to this Agreement unless expressly stated to be a Section or Schedule of another agreement.

(c)	Headings of Sections are inserted for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

(d)	Where the word “including” or “includes” is used in this Agreement, it means “including without limitation” or “includes without limitation”.

(e)	Unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders.

(f)

A reference to a statute includes all regulations made pursuant to such statute and, unless otherwise specified, any reference to a statute or regulation includes the provisions of any statute or regulation which amends, supplements or supersedes any such statute or any such regulation.

(g)

In this Agreement, a period of days shall be deemed to begin on the first day after the event which began the period and to end at 5:00 p.m. (Vancouver time) on the last day of the period. If, however, the last day of the period does not fall on a Business Day, the period shall terminate at 5:00 p.m. (Vancouver time) on the next Business Day.

(h)	Unless specified otherwise in this Agreement, all statements or references to dollar amounts in this Agreement are to United States of America dollars.

(i)	The following schedules are attached to and form part of this Agreement:

Schedule A	-	Mining Properties

Schedule B	-	San Dimas Mining Lots

Schedule C	-	Dispute Resolution Rules

(j)	For the purposes of this Agreement, a person is a Subsidiary of another person if:

	(i)	it is controlled by:

		(1)	that other person;

		(2)	that other person and one or more persons controlled by that other person; or

		(3)	two or more persons controlled by that other person; or

	(ii)	it is a Subsidiary of a Subsidiary of that other person.

(k)	Unless the context requires otherwise, in this Agreement a reference to a specific person includes the successors and assigns (or permitted assigns, as applicable) of such person.

3.          Reimbursement and Indemnity by STB and Primero

Subject to Section 4, STB and Primero hereby jointly and severally, absolutely, irrevocably and unconditionally agree as a primary obligation:

(a)

to reimburse Goldcorp in cash on demand, by bank draft or wire transfer of immediately available funds as requested by Goldcorp, for any amounts paid or payable by Goldcorp to SWC pursuant to the Goldcorp Guarantee, other than with respect to amounts paid by Goldcorp with respect to Section 3(b) of the San Dimas SPA (except to the extent that the payment with respect to section 3(b) of the San Dimas SPA arose because STB did not fulfil its obligations under sections 3(a) or 7(a)-(f) of the San Dimas SPA); and

(b)

to indemnify and save harmless Goldcorp on demand from and against any and all Losses of Goldcorp or its Affiliates that arise out of or relate to any matter giving rise to a claim by SWC pursuant to the Goldcorp Guarantee, other than with respect to any such Losses suffered by Goldcorp related to Section 3(b) of the San Dimas SPA (except to the extent that the payment with respect to section 3(b) of the San Dimas SPA arose because STB did not fulfil its obligations under sections 3(a) or 7(a)-(f) of the San Dimas SPA).

4.          Reimbursement and Indemnity by Goldcorp

Goldcorp hereby absolutely, irrevocably and unconditionally agrees as a primary obligation:

(a)	to reimburse STB in cash on demand for any amounts paid or payable by STB to SWC pursuant to section 3(b) of the San Dimas SPA; and

(b)

to indemnify and save harmless STB, Primero and any other Primero Entity on demand from and against any and all Losses of STB, Primero or any other Primero Entity that arise out of or relate to any matter giving rise to a claim by SWC pursuant to section 3(b) of the San Dimas SPA;

except to the extent that the payment or claim pursuant to section 3(b) of the San Dimas SPA arose because STB did not fulfil its obligations under sections 3(a) or 7(a)-(f) of the San Dimas SPA.

5.          Reporting

(a)	During the Term, STB shall deliver to Goldcorp a Monthly Report on or before the fifth Business Day after the last day of each calendar month.

(b)

During the Term, STB shall deliver to Goldcorp a Quarterly Report on or before the 45th calendar day after the last day of each calendar quarter. Notwithstanding the foregoing, during the Term, STB shall deliver to Goldcorp, on or before the 15th calendar day after the last day of each calendar quarter, a forecast of the expected Payable Silver for the following calendar quarter and balance of the calendar year.

(c)

During the Term, promptly after the life of mine plan for the San Dimas Mine is presented to the board of directors of Primero, Primero Empresa or, if applicable, the board of directors of such entity’s parent company, and in any event at least once every 12 months, and promptly whenever an update to any such life of mine plan is adopted by management of Primero or any of its Affiliates, STB shall provide to Goldcorp:

(i)	a copy of the life of mine plan, which, for greater certainty shall include development and production schedules for both mined and processed material;

(ii)	a copy of the annual budget forecast for the San Dimas Mine, including:

	(1)	types, tonnages and metal grades of ore to be mined;

	(2)	with respect to the Mineral Processing Facility, the types and tonnages of product to be produced, including the expected respective metal recoveries and grades of Minerals (including silver); and

	(3)	the produced amounts of silver expected on a month by month basis for the annual budget forecast and on a year by year basis for the life of mine plan;

(iii)

to the extent not already referenced in the life of mine plan referred to in paragraph (i) above, a list of assumptions used for short term and long term planning purposes in developing the forecast referred to in Section 5(c)(ii), including mine recovery, external dilution, exchange rates and all metal prices;

(iv)	a statement setting out the actual tonnages and silver grade of ore stockpiled as of the start of the period (annual only) covered by the life of mine plan for the San Dimas Mine; and

(v)

a statement setting out the gold and silver Reserves and Resources (as such terms are defined in NI 43-101), if any, for the San Dimas Mine and the assumptions used, including cut-off grade calculations with corresponding onsite and offsite operating cash costs, metal prices and metal recoveries.

(d)

During the Term, within 60 days of the last day of each financial year, STB shall send to Goldcorp a report setting out the following amounts for that financial year and aggregate amounts from the Reference Date to the end of that financial year of:

	(i)	Produced Silver;

	(ii)	Payable Silver; and

	(iii)	Refined Silver sold and delivered to SWC pursuant to the San Dimas SPA.

(e)

Within three Business Days of becoming aware of any event or circumstance that, with notice, the passage of time or both, would be an Event of Default (as defined in section 21 of the San Dimas SPA), STB and Primero shall provide to Goldcorp a written notice describing in reasonable detail such event or circumstance and the actions taken or to be taken by STB and Primero to prevent such event or circumstance from becoming an Event of Default (as defined in section 21 of the San Dimas SPA).

(f)

As soon as possible, and in any event within one Business Day of an Event of Default (as defined in section 21 of the San Dimas SPA), STB and Primero shall provide to Goldcorp a written notice describing in reasonable detail such Event of Default and any actions taken or to be taken by SWC with respect to the Event of Default.

(g)

As soon as possible, and in any event within two Business Days of any event or circumstance that, with notice, the passage of time or both, would be a Lender Event (as defined in section 1 of the San Dimas SPA), STB and Primero shall provide to Goldcorp a written notice describing in reasonable detail such event or circumstance and the actions taken or to be taken by STB and Primero to prevent such event or circumstance from becoming a Lender Event (as defined in section 1 of the San Dimas SPA).

6.          Security

(a)

As security for the payment and performance, when due, of all Indemnity Obligations, STB shall grant charges and security interests, subject only to Permitted Encumbrances, in, to and over all present and after-acquired personal property of STB other than Excluded Collateral (collectively, the “STB Collateral”) pursuant to one or more agreements (collectively, the “STB Security Agreements”) with Goldcorp, in form and substance satisfactory to Goldcorp, acting reasonably.

(b)	Primero shall:

(i)

grant, as security for the Indemnity Obligations, to and in favour of Goldcorp, charges and security interests, subject only to Permitted Encumbrances, in, to and over all present and after-acquired personal property of Primero other than Excluded Collateral (the “Guarantor Collateral”, including all securities and other equity interests held by Primero in Primero Empresa, STB or any Future Owner), pursuant to one or more agreements (collectively, the “Guarantor Security Agreements”, which for greater certainty shall include a stock pledge agreement with respect to Primero’s present and after-acquired equity interest in Primero Empresa, STB and any Future Owner), in form and substance satisfactory to Goldcorp, acting reasonably, and subordinated to any stock pledge agreements given by any Primero Entity to SWC pursuant to the San Dimas SPA;

(ii)

cause each other person holding any equity interest in Primero Empresa, to grant, as security for all Indemnity Obligations, to and in favour of Goldcorp, charges and security interests, subject only to Permitted Encumbrances, in, to and over all present and after-acquired personal property of each such person other than Excluded Collateral (the “Minority Shareholder Collateral”, including all securities and other equity interests held by each such person in Primero Empresa), pursuant to one or more agreements (collectively, the “Minority Shareholder Security Agreements”, which for greater certainty shall include a stock pledge agreement with respect to each such person’s present and after- acquired equity interest in Primero Empresa), in form and substance satisfactory to Goldcorp, acting reasonably, and subordinated to any stock pledge agreements or any other security arrangement acceptable to Goldcorp acting reasonably given by any Primero Entity to SWC pursuant to the San Dimas SPA;

(iii)

cause Primero Empresa to execute and deliver a guarantee in favour of Goldcorp (the “Primero Empresa Guarantee”), in form and substance satisfactory to Goldcorp, acting reasonably, acknowledging the material benefits to Primero Empresa arising directly or indirectly pursuant to this Agreement, and guaranteeing the payment and performance, when due, of all Indemnity Obligations;

(iv)

cause Primero Empresa to grant, as security for all Indemnity Obligations, to and in favour of Goldcorp, charges and security interests, subject only to Permitted Encumbrances, in, to and over all present and after-acquired property of Primero Empresa other than Excluded Collateral (the “Primero Empresa Collateral”), including the Mining Properties, the San Dimas Mining Lots, the Mineral Processing Facility and all other assets or property used or acquired for use in connection with the San Dimas Mine, pursuant to one or more agreements (collectively, the “Primero Empresa Security Agreements”, which, for greater certainty, shall include, subject only to Permitted Encumbrances, a mortgage over the Mining Properties, the San Dimas Mining Lots and the Mineral Processing Facility, and a non-possessory pledge (prenda sin transmision de posesión) over all of Primero Empresa’s present and after-acquired movable assets), in form and substance satisfactory to Goldcorp, acting reasonably, and subordinated to any security interests in such assets given by any Primero Entity to SWC pursuant to the San Dimas SPA;

(v)

cause each Primero Entity or any of their Affiliates to whom any debt, liability or obligation is owed by any other Primero Entity to execute and deliver a written assignment and postponement of claims (the “Assignment, Subordination and Postponement of Claims”), in favour of and in form and substance satisfactory to Goldcorp, acting reasonably, that subordinates and postpones the enforcement of any such claims and the realization of any security interests or charges granted to secure such claims to the Security Agreements and, from and after an Event of Default, or any event or circumstance which, with notice, the passage of time or both, would constitute an Event of Default, by STB or Primero and until such Event of Default is remedied, assigns, subordinates and postpones the payment of such debts, liabilities and obligations to the payment in full of all debts, liabilities and obligations of such person to Goldcorp, provided that such assignment, subordination and postponement of claims will be subject to the Permitted Encumbrances listed in paragraphs (xiii), (xiv) and (xv) of the definition of Permitted Encumbrances;

(vi)

cause Primero Empresa to deliver evidence that a certificate of non-encumbrance has been obtained from the Public Registry of Property (Registro Público de la Propiedad) of the States of Durango and Sinaloa, Mexico, and from the Public Registry of Mines (Registro Público de Minería), confirming that there are no Encumbrances registered against the Mining Properties or the San Dimas Mining Lots, other than Permitted Encumbrances;

(vii)

cause Primero Empresa to deliver evidence that a certificate of non-encumbrance has been obtained from the Public Registry of Commerce (Registro Público de Comercio), confirming that there are no Encumbrances registered against Primero Empresa’s commercial folio, other than Permitted Encumbrances; and

(viii)

cause Primero Empresa to deliver evidence that a preventive notice (aviso preventivo or aviso pre-preventivo) has been filed with the Public Registry of Mines (Registro Público de Minería) and with the Public Registry of Property (Registro Público de la Propiedad) of the States of Durango and Sinaloa, Mexico, in respect of the registration of any Primero Empresa Security Agreement over the Mining Properties and the San Dimas Mining Lots, respectively.

(c)	Subject to Section 6(j), Section 6(k) and Section 6(l), Primero and STB shall:

(i)

execute and deliver, and shall cause Primero Empresa to execute and deliver, the Security Agreements to which they are a party on the Reference Date concurrently with the execution and delivery of this Agreement;

	(ii)	cause Primero Empresa to deliver, on the Reference Date, the documentation and information set forth under Sections 6(b)(vi), 6(b)(vii) and 6(b)(viii) of this Agreement;

(iii)

make or arrange for all such registrations, filings and recordings in all such jurisdictions (collectively, the “Relevant Jurisdictions”, which for greater certainty shall include submission for registration of any mortgage over the Mining Properties in the Public Registry of Mines (Registro Público de Minería), registration of any mortgage over San Dimas Mining Lots in the Public Registry of Property (Registro Público de la Propiedad) of the States of Durango and Sinaloa, Mexico, and the registration of any pledge without transfer of possession (prenda sin transmisión de posesión) in the Public Registry of Commerce (Registro Público de Comercio)), and shall do all such other acts and things, as may be necessary or advisable to create, perfect or preserve the Goldcorp Indemnity Security, promptly after the execution and delivery of this Agreement and in any event, with respect to registrations, filings and recordings required in Mexico and Barbados, within 10 days of the Reference Date, and deliver evidence to Goldcorp that all such registrations, filing and recording in all Relevant Jurisdictions have been applied for, within such period;

(iv)

within 180 days of the Reference Date, deliver evidence to Goldcorp that all registrations, filing and recording of the Goldcorp Indemnity Security in the Relevant Jurisdictions have been duly completed, showing the Goldcorp Indemnity Security ranking in first place, subject to Permitted Encumbrances, which for greater certainty shall include: (1) the first official transcript (primer testimonio) of any public deed containing a mortgage over any Mining Property, with evidence of its registration in the Public Registry of Mines (Registro Público de Minería); (2) the first official transcript (primer testimonio) of any public deed containing a mortgage over any San Dimas Mining Lots, with evidence of its registration in the Public Registry of Property (Registro Público de la Propiedad) of the States of Durango and Sinaloa, Mexico; (3) the first official transcript (primer testimonio) of the public deed containing the mortgage over the Mineral Processing Facility, with evidence of its registration in the Public Registry of Property (Registro Público de la Propiedad) of the States of Durango and Sinaloa, Mexico; (4) the first official transcript (primer testimonio) of the public deed containing Primero Empresa’s pledge without transfer of possession (prenda sin transmisión de posesión), with evidence of its registration in the Public Registry of Commerce (Registro Público de Comercio); and (5) certificates of non-encumbrance issued by the applicable public registries in Mexico showing that the Goldcorp Indemnity Security has been duly registered, and ranks in first place, subject to Permitted Encumbrances;

(v)

cause legal counsel to the Primero Entities to deliver to Goldcorp, within 15 days after the last registration, filing or recording required to perfect and otherwise protect the Goldcorp Indemnity Security has been completed, favourable opinions, addressed to, and in form and substance satisfactory to Goldcorp, acting reasonably, as to, among other things: (1) the legal status of the Primero Entities; (2) the authority of the Primero Entities to execute and deliver this Agreement and the Security Agreements to which they are a party; (3) the execution and delivery of this Agreement and the Security Agreements to which the Primero Entities are a party and the enforceability thereof against the Primero Entities; (4) the registrations, filings and recordings made in all Relevant Jurisdictions to perfect and otherwise protect the Goldcorp Indemnity Security; and (5) the results of the usual searches that would be conducted in each of the Relevant Jurisdictions in connection with Goldcorp Indemnity Security and confirming Primero Empresa’s title to the Mining Properties; and

(vi)

upon SWC ceasing to have a first ranking stock pledge of the stock certificates of Primero Empresa, deliver, and shall cause any other person holding any equity interest in Primero Empresa to deliver, to Goldcorp on the Reference Date any Primero Empresa stock certificates pledged in favour of Goldcorp, duly endorsed in guaranty (endoso en garantía) in favour of Goldcorp, and shall cause Primero Empresa to deliver to Goldcorp evidence of the registration of the stock pledge over the present and future equity interest of Primero Empresa in its Shareholders Registry Book.

(d)

Primero and STB shall cause all such further agreements, instruments and documents to be executed and delivered and all such further acts and things to be done as Goldcorp may from time to time reasonably require to obtain, perfect and maintain perfected charges and security interests in, to and over all of the Collateral, subject only to Permitted Encumbrances.

(e)

Within five Business Days of an Affiliate of Primero acquiring, directly or indirectly, an equity or other ownership interest in a Primero Entity (a “Future Owner”), Primero and STB shall cause: (i) such Future Owner to execute and deliver a guarantee in favour of Goldcorp, in form and substance satisfactory to Goldcorp, acting reasonably, guaranteeing the payment and performance, when due, of all Indemnity Obligations; (ii) such Future Owner to grant, as security for its obligations under such guarantee, to and in favour of Goldcorp, charges and security interests, subject only to Permitted Encumbrances, in, to and over all present and after-acquired personal property of such Future Owner other than Excluded Collateral (the “Future Owner Collateral”, which for greater certainty shall include all securities and other equity interests held by such Future Owner in any Primero Entity) pursuant to one or more agreements (collectively, the “Future Owner Security Agreements”), in form and substance satisfactory to Goldcorp, acting reasonably; (iii) such Future Owner to make all such registrations, filings and recordings in all Relevant Jurisdictions, and do all such other acts and things as may be necessary or advisable, to create, perfect or preserve charges and security interests, subject only to Permitted Encumbrances, in, to and over the Future Owner Collateral within 180 days of executing and delivering the Future Owner Security Agreements; and (iv) an opinion of legal counsel to the Future Owner, in form and substance satisfactory to Goldcorp, acting reasonably, to be delivered to Goldcorp, as to the opinions set forth in Section 6(c)(v) as they pertain to such Future Owner, such opinion to be delivered within 15 days after the last registration, filing or recording required to perfect and otherwise protect the Goldcorp Indemnity Security granted by the Future Owner has been completed.

(f)

Prior to any debt, liability or obligation being entered into, assumed or otherwise created by any Primero Entity in favour of any other Primero Entity or any of their Affiliates, Primero and STB shall cause such other person to execute and deliver all such documents and instruments as Goldcorp may reasonably require to make such other Primero Entity a party to the Assignment, Subordination and Postponement of Claims.

(g)

If, after the Security Agreements have been executed and delivered to Goldcorp, any Primero Entity wishes to grant a charge or security interest in, to or over any Collateral to any Project Lenders as security for the payment or performance of any Project Financing of up to $50,000,000, then Goldcorp agrees to enter into an inter-creditor agreement with SWC and the Project Lenders (such agreement to be negotiated in good faith) at the cost and expense of STB, to:

(i)

grant the Goldcorp Indemnity Security in, to and upon the Mining Properties priority over all charges and security interests at any time held by or for the benefit of the Project Lenders in, to and upon the Mining Properties, up to the aggregate value of: (1) the silver, and the silver content of all Minerals, contained in the Mining Properties; and (2) all Produced Silver (including Produced Silver in transit to an Offtaker or being stockpiled or held in inventory) and proceeds (as such term is defined in the Personal Property Security Act (British Columbia)) in respect of any Produced Silver in respect of which an obligation under the San Dimas SPA to sell to SWC Payable Silver resulting from such Produced Silver has not yet arisen in accordance with the terms of the San Dimas SPA (including all accounts receivable from any Offtaker in respect of such Produced Silver and all Silver Payments received by any Primero Entity or any of their Affiliates for which an obligation to sell to SWC under the San Dimas SPA has not yet arisen); and (3) the value of any Refined Silver which STB was obligated to sell, but did not sell, to SWC pursuant to the San Dimas SPA (other than pursuant to section 3(b) of the San Dimas SPA), and any interest thereon calculated in accordance with Section 14(b);

(ii)

grant the charges and security interests at any time held by or for the benefit of the Project Lenders in, to and upon any Collateral, other than the Collateral described in sub paragraph (i) above, priority over the Goldcorp Indemnity Security;

(iii)	establish the process by which any realization by Goldcorp or the Project Lenders may occur;

(iv)	establish the process, parameters and assumptions upon which the value of the Collateral described in sub paragraph (i) above will be determined; and

(v)	include other reasonable terms and provisions, including terms relating to notices, mutual cure rights and other remedies.

(h)

Primero and STB shall not, and shall cause each of the Primero Entities to not, contest in any manner the effectiveness, validity, binding nature or enforceability of this Agreement or any Security Agreement.

(i)

STB and Primero may, from time to time but not more than once during each year of the Term, request the partial release and discharge of the Goldcorp Indemnity Security, other than the Goldcorp Indemnity Security over the Mining Properties, and Goldcorp will meet with STB and Primero to, in good faith and at all times acting reasonably, review and consider such request and in doing so will consider, among other things, the consolidated assets (both current and long term) and consolidated liabilities (both current and long term) of Primero and its Subsidiaries, determined in accordance with GAAP, the financial status of Primero, the value of this Agreement and the value of the Goldcorp Indemnity Security. In the event the Parties agree on any such discharge and release, Goldcorp shall execute such specific releases and discharges, in a form satisfactory to Goldcorp, as are necessary or desirable and authorize STB and Primero and its counsel to register such releases and discharges, at the sole cost and expense of Primero and STB.

(j)	[Redacted – Interim Agreement Regarding Registration of Title and Security]

(k)

Goldcorp acknowledges that legal and registered title to the issued and outstanding share capital of STB will not be transferred by Goldcorp Silver (Barbados) Ltd. to Primero on the Reference Date, but will be transferred upon the completion of the registration process required under the laws of Barbados. Primero shall use reasonable commercial efforts to obtain registered and legal title to the issued and outstanding share capital of STB from Goldcorp Silver (Barbados) Ltd. as soon as possible after the Reference Date, and upon obtaining registered and legal title, shall deliver to Goldcorp the share certificates of STB representing all of the issued and outstanding share capital of STB duly endorsed for transfer or such share certificates accompanied by a stock transfer power of attorney in favour of STB and shall comply with the requirements under Section 6(c).

(l)

Goldcorp acknowledges that, as of the Reference Date, all of the issued and outstanding share capital of Primero Mining Luxembourg S.a.r.l. will be registered in the name of Primero and will only be transferred by Primero to STB upon completion of the transfer of legal and registered title of the issued and outstanding share capital of STB from Goldcorp Silver (Barbados) Ltd. to Primero. Upon completion of the transfer of legal and registered title of the issued and outstanding share capital of STB from Goldcorp Silver (Barbados) Ltd. to Primero, Primero shall, as soon as reasonably practicable, promptly and forthwith transfer the issued and outstanding share capital of Primero Mining Luxembourg S.a.r.l. to STB, and STB shall promptly and forthwith execute and deliver to Goldcorp an STB Security Agreement, in form and substance satisfactory to Goldcorp, acting reasonably, pursuant to which STB shall grant to Goldcorp a charge and security interest, subject only to Permitted Encumbrances, in to and over the issued and outstanding share capital of Primero Mining Luxembourg S.a.r.l., and STB shall comply with the requirements under Section 6(c) with respect to the Goldcorp Security created by such STB Security Agreement.

(m)

Upon the termination of this Agreement and provided that there are no Indemnity Obligations outstanding, Goldcorp will execute and deliver to STB, Primero and any Primero Entity such releases and discharges or other instruments as may be reasonably required to discharge the Goldcorp Indemnity Security.

7.          Insurance

(a)

Primero shall, or shall cause Primero Empresa, to maintain with reputable insurance companies insurance with respect to the Mining Properties and the operations conducted on and in respect of the Mining Properties against such casualties and contingencies and of such types and in such amounts as is customary in the case of similar operations.

(b)

Primero shall ensure that each shipment of Produced Silver is adequately insured in such amounts and with such coverage as is customary in the mining industry, until the time that risk of loss and damage for such Produced Silver is transferred to the Offtaker.

(c)

STB shall, upon request of Goldcorp, furnish to Goldcorp at reasonable intervals a certificate setting forth the nature and extent of all insurance maintained by or on behalf of Primero or its Affiliates in accordance with this Section 7 and confirming its adequacy and sufficiency. STB shall, upon the request of Goldcorp, provide Goldcorp with copies of all insurance policies as in effect from time to time.

(d)

All of the insurance policies relating to the Mining Properties and the operations conducted thereon (and all policies of reinsurance issued in connection therewith) shall specify Goldcorp as an additional insured under all policies of property and marine insurance and as a loss payee under all policies of property and marine insurance, and contain such endorsements in favour of Goldcorp as it shall reasonably require (including that the policy shall not be invalidated as against Goldcorp by reason of any action or failure to act of any Primero Entity or any other person or any other person).

(e)

Primero shall not at any time do or omit to do anything, or cause anything to be done or omitted to be done, whereby any insurance required to be effected hereunder would, or would be likely to, be rendered void or voidable or suspended, impaired or defeated in whole or in part.

(f)

Where any Primero Entity or any of its Affiliates receives payment under any insurance policy in respect of any Produced Silver, STB shall pay to SWC such amount payable pursuant to Section 8(f) of the San Dimas SPA.

8.          Term and Termination

(a)	The term of this Agreement shall commence on the Reference Date and, subject to Section 8(b), shall continue to January 15, 2038 (the “Term”).

(b)	Termination of this Agreement shall not relieve any Party from any obligation under this Agreement that arose prior to the date of termination.

9.          Mineral Offtake Agreements

(a)	[Redacted – Restrictions on Terms of Mineral Offtake Agreements]

(b)	If requested by Goldcorp, Primero shall cause Primero Empresa or its Affiliate, as applicable, promptly provide Goldcorp with a final signed copy of any Mineral Offtake Agreement once executed.

(c)

Primero and STB shall take commercially reasonable steps to enforce, and shall cause Primero Empresa or any of its Affiliates who is a party to a Mineral Offtake Agreement to enforce, its rights and remedies under each such Mineral Offtake Agreement with respect to any breaches of the terms or conditions thereof relating to Produced Silver. Primero and STB shall notify Goldcorp in writing when any proceeding related to a dispute arising out of or in connection with any such Mineral Offtake Agreement is commenced and shall provide Goldcorp with timely updates of the status of any such dispute and the final decision and award of the court or arbitration panel with respect to such dispute, as the case may be.

(d)

Primero and STB shall ensure that the final sale or delivery of Produced Silver shall only be made to an Offtaker. For greater certainty, nothing in this Section 9(d) shall prohibit internal transfers of Produced Silver among Affiliates of Primero, provided that such Produced Silver is eventually sold to an Offtaker.

10.       Books; Records; Inspections

(a)

Primero and STB shall cause Primero Empresa to keep true, complete and accurate books and records of all of its operations and activities with respect to the Mining Properties, including the mining and production of Minerals therefrom and the mining, treatment, processing, milling, concentrating and transportation of Minerals. Primero and STB shall cause Primero Empresa to provide to STB such books, records and other information as may be required for STB to comply with its obligations set out in Section 5. Subject to the confidentiality provisions of this Agreement, Primero and STB shall cause Primero Empresa to provide copies to Goldcorp, and permit Goldcorp and its authorized representatives to perform audits or other reviews and examinations from time to time, of Primero Empresa’s books, records and other information relevant to the production, delivery and determination of Payable Silver (including all Mineral Offtake Agreements) and the sale and delivery of Refined Silver to SWC and to otherwise confirm compliance with the terms of this Agreement. Goldcorp shall diligently complete any audit or other examination permitted hereunder. The expenses of any audit or other examination permitted hereunder shall be paid by Goldcorp, unless the results of such audit or other examination permitted hereunder discloses a discrepancy in the amount of Payable Silver or the amount of Refined Silver sold and delivered to SWC of more than 5% between the books, records and other information reviewed by Goldcorp and the quantity of such Payable Silver or Refined Silver contained in any Monthly Report, in which event the costs of such audit or other examination shall be paid by Primero and STB.

11.	Conduct of Operations

(a)

Primero and STB shall cause Primero Empresa to carry out and perform all mining operations and activities pertaining to or in respect of the Mining Properties in a commercially prudent manner and in accordance with all applicable laws, all applicable licences, permits and other authorizations and good mining, processing, engineering and environmental practices prevailing in the mining industry. In addition, Primero and STB shall cause Primero Empresa to ensure that all cut-off grade, mill/SXEW crossover grade, short term mine planning, long term mine planning, processing decisions and production decisions concerning the Mining Properties shall include silver prices typical of normal industry practice and be made by Primero Empresa on the basis that it is receiving all of the silver production at the Mining Properties.

(b)

Subject at all times to the workplace rules and supervision of Primero Empresa, and provided any rights of access do not interfere with any exploration, development, mining or processing work conducted on the Mining Properties, Primero and STB hereby grants, and agrees that each of them shall cause Primero Empresa to grant, to Goldcorp and its representatives, at reasonable times and upon reasonable notice and at Goldcorp’s sole risk and expense, the right to access the Mining Properties, the Mineral Processing Facility and any other facility owned or operated by Primero Empresa or any of its Affiliates where Minerals are milled or processed, and Primero and Primero Empresa’s personnel, in each case to monitor Primero Empresa’s silver mining and processing operations on the Mining Properties and to prepare technical reports in accordance with NI 43-101.

(c)

Each of Primero and STB shall, from the Reference Date and during the remainder of the Term, do and cause to be done all things necessary to maintain each of their respective and Primero Empresa’s corporate existence.

(d)

Subject to Sections 6(g) and 13(c), the Permitted Encumbrances and the Encumbrances granted to SWC and Goldcorp, Primero and STB shall cause Primero Empresa to be the only owner (or lessee with respect to leased assets) of all of the assets, property and undertaking used or acquired for use in connection with the San Dimas Mine (other than the employees employed at the San Dimas Mine), including the Mining Properties, the San Dimas Mining Lots and the Mineral Processing Facility, and shall ensure that no other person (other than a lessor with respect to leased assets) holds or acquires any ownership right, title or interest in or to such assets, property and undertaking.

(e)

Primero and STB shall ensure that Primero Empresa does not abandon any of the Mining Properties or allow or permit any of the Mining Properties to lapse or cease conducting mining operations or activities on the Mining Properties, unless Primero and STB provide evidence satisfactory to Goldcorp, acting reasonably, that it is not economical to mine Minerals from the Mining Properties that they propose to abandon or let lapse.

(f)	Primero and STB shall cause Minerals to not be stockpiled for more than 10 days before the end of each Contract Year.

12.       Confidentiality

(a)

Subject to Section 12(b), no Party shall, without the express written consent of the other Parties (which consent shall not be unreasonably withheld), disclose any non-public information in respect of the terms of this Agreement or otherwise received under or in conjunction with this Agreement, other than to its employees, agents and/or consultants for purposes related to the administration of this Agreement, and no Party shall issue any press releases concerning the terms of this Agreement without the consent of the other Parties after such Parties having first reviewed the terms of such press release. Each Party agrees to reveal such information only to its employees, agents and/or consultants who need to know, who are informed of the confidential nature of the information and who agree to be bound by the terms of this Section 12.

(b)	Notwithstanding the foregoing,

(i)

each Party may disclose information obtained under this Agreement if required to do so for compliance with applicable laws, rules, regulations or orders of any governmental authority or stock exchange having jurisdiction over such Party, provided that such Party shall disclose only such information as, in the opinion of its counsel, is required to be disclosed and provided further that where possible (time permitting after reasonable efforts on the part of such disclosing Party) the other Parties shall be given the right to review and object to the data or information to be disclosed prior to any public release subject to any reasonable changes proposed by the other Parties; and

	(ii)	each Party shall be permitted to disclose information permitted or required to be disclosed under the San Dimas SPA or the Goldcorp Guarantee.

13.       Assignment, Etc.

(a)

During the Term, STB and Primero shall not sell, transfer, assign or convey any of its obligations under the San Dimas SPA or this Agreement to a third party, except with the prior written consent of Goldcorp, provided that Goldcorp will give such consent if SWC and SLW consent to the assumption by a third party of Goldcorp’s obligations under the Goldcorp Guarantee related to sections 3(a) and 7(a)-(f) of the San Dimas SPA and, in connection therewith, Goldcorp will be released from such obligations, or SWC and SLW otherwise agree to release Goldcorp from such obligations.

(b)

STB shall not consolidate, amalgamate with, or merge with or into, or transfer all or substantially all its assets to, or reorganize, reincorporate or reconstitute into or as another entity, or continue to any other jurisdiction other than Barbados unless, (i) at the time of such consolidation, amalgamation, merger, reorganization, reincorporation, reconstitution, transfer or continuance, the resulting, surviving or transferee entity (i) assumes in favour of SWC and SLW all of the obligations of STB under the San Dimas SPA, (ii) assumes in favour of Goldcorp all the obligations of STB under this Agreement, and (iii) Goldcorp has provided its prior written consent to such consolidation, amalgamation, merger, reorganization, reincorporation, reconstitution, transfer or continuance, such consent not to be unreasonably withheld or delayed. Primero shall not consolidate, amalgamate with, or merge with or into, or transfer all or substantially all its assets to, or reorganize, reincorporate or reconstitute into or as another entity unless, at the time of such consolidation, amalgamation, merger, reorganization, reincorporation, reconstitution or transfer the resulting, surviving or transferee entity assumes in favour of Goldcorp all the obligations of Primero under this Agreement.

(c)

During the term of this Agreement, STB and Primero shall ensure that no Primero Entity shall, directly or indirectly, (i) sell, transfer, assign or convey all or any part of the Mining Properties to a third party; or (ii) enter into any agreement, arrangement or transaction with any person which would cause, or otherwise allow or permit to exist, a Change of Control of STB, Primero Empresa or any other Primero Entity that owns any Mining Properties; in each case without the prior written consent of Goldcorp provided that Goldcorp will give such consent if SWC and SLW consent to the assumption by a third party of Goldcorp’s obligations under the Goldcorp Guarantee related to sections 3(a) and 7(a)-(f) of the San Dimas SPA and, in connection therewith, Goldcorp will be released from such obligations, or SWC and SLW otherwise agree to release Goldcorp from such obligations.

(d)

Neither STB nor Primero shall amend or waive (or seek from SWC or SLW an amendment or waiver of) sections 3(a), 3(b), 7(a)-(f) or 21 of the San Dimas SPA without the prior written consent of Goldcorp or any amendment providing for an acceleration or prepayment of STB’s or Primero’s obligations under the San Dimas SPA.

(e)

During the Term, Goldcorp shall not sell, transfer, assign or convey any of its obligations under this Agreement to a third party, except with the prior written consent of Primero or except for an assignment of this Agreement to the assignee of the Goldcorp Guarantee where such assignment of the Goldcorp Guarantee is permitted under the Goldcorp Guarantee.

14.       Additional Payment Terms; Dispute Resolution

(a)

All payments of funds payable under this Agreement shall be made in U.S. Dollars and shall be made by wire transfer in immediately available funds to the bank account or accounts designated by the receiving Party in writing from time to time.

(b)

Any payment not made by a Party on or by any applicable payment date referred to in this Agreement shall incur interest from the due date until such payment is paid in full at a per annum rate equal to Prime plus 6% per annum, calculated and compounded monthly in arrears.

(c)

Subject to Section 14(d), any matter in this Agreement in dispute between the Parties which has not been resolved by the Parties within 15 days after the delivery of notice by either Party to the other Party of such dispute shall be referred to and settled by binding arbitration under the Arbitration Rules, except to the extent modified by the rules for arbitration set out in Schedule “C”. Such referral to arbitration shall be to one arbitrator appointed in accordance with the Arbitration Rules and qualified by training and experience to decide such matter in dispute.

(d)	At any time after an Event of Default, Goldcorp may enforce its rights under this Agreement in the courts of the Province of British Columbia and/or the courts of any other jurisdictions.

15.       Representations, Warranties and Indemnities

(a)	Each Party to this Agreement, acknowledging that the other Parties are entering into this Agreement in reliance thereon, hereby represents and warrants to the other Parties as follows:

	(i)	It is a corporation duly and validly existing under the laws of its governing jurisdiction and is up to date in respect of all filings required by law;

(ii)

All requisite corporate acts and proceedings have been done and taken by such Party, including obtaining all requisite board of directors’ approval with respect to entering into this Agreement or completing the transactions contemplated herein. No approval of the shareholders of any Party is required with respect to such Party entering into this Agreement or completing the transactions contemplated herein;

	(iii)	It has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder;

(iv)

This Agreement has been duly and validly executed and delivered by such Party and constitutes a legal, valid and binding obligation of such Party enforceable against it in accordance with its terms; and

(v)

It has not made an assignment for the benefit of creditors or is the voluntary or involuntary subject of any proceedings under any bankruptcy or insolvency law, no receiver or receiver/manager has been appointed for all or any substantial part of its properties or business and its corporate existence has not been terminated by voluntary or involuntary dissolution or winding up (other than by way of amalgamation or reorganization) and it is not now aware of any circumstance which, with notice or the passage of time, or both, would give rise to any of the foregoing.

(b)	STB, acknowledging that Goldcorp is entering into this Agreement in reliance thereon, hereby represents and warrants to Goldcorp as follows:

(i)

Other than pursuant to this Agreement and the San Dimas SPA and Permitted Encumbrances, STB has not granted any agreement, option, right of first refusal or right, title or interest or right capable of becoming an agreement, option, right of first refusal or right, title or interest, in or to the Produced Silver, which for greater certainty does not include any Permitted Encumbrances or Encumbrances in favour of SWC, Goldcorp, DMSL or the Project Lenders;

(ii)	STB has all necessary corporate power and authority to enter into the San Dimas SPA and all related agreements and to own and sell the Refined Silver;

(iii)

Other than approvals that have already been received, no approvals are required by STB in connection with the execution and delivery or with the performance by it of this Agreement or to effectively complete the transactions contemplated by this Agreement; and

(iv)	Primero Empresa is a wholly-owned Affiliate of Primero that, upon completion of the transactions contemplated under the San Dimas APAs, will be the owner of the Mining Properties and the Minerals.

16.       Events of Default

(a)	Each of the following events or circumstances constitutes an event of default by STB (each, an “Event of Default”):

(i)

upon the occurrence of an Event of Default (as defined in section 21 of the San Dimas SPA) arising out of or in connection with a breach of or default under (i) sections 3(a) or 7(a)-(f) of the San Dimas SPA, or (ii) section 3(b) of the San Dimas SPA to the extent that Event of Default arose because STB did not fulfil its obligations under sections 3(a) or 7(a)-(f) of the San Dimas SPA;

(ii)

enforcement proceedings are initiated by SWC, or SWC is entitled under the San Dimas SPA, to enforce the Silver Wheaton Security (as defined in the San Dimas SPA) under Section 21(b)(iii) of the San Dimas SPA;

	(iii)	Primero is in breach or default of any of its covenants or obligations set forth in Section 13;

(iv)

any Primero Entity is in breach or default of any of its covenants or obligations set forth in this Agreement or any Security Agreement in any material respect and such breach or default is not remedied within the Cure Period;

(v)

any of the representations or warranties given by any Primero Entity in this Agreement or any Security Agreement is inaccurate in any material respect as of the date given, and such inaccuracy is not remedied within the Cure Period;

(vi)

Primero Empresa does not observe and perform any covenant or obligation that Primero or STB are required to cause Primero Empresa to observe or perform under this Agreement or that otherwise relates to Primero Empresa, in any material respect, and such non-observance or non-performance is not remedied within the Cure Period;

(vii)

the Goldcorp Indemnity Security shall not constitute valid charges and security interests in, to and upon the Collateral, subject only to Permitted Encumbrances and the registration of the Goldcorp Indemnity Security in accordance with Section 6; or

(viii)	upon the occurrence of an Insolvency Event affecting STB, Primero, Primero Empresa or any Primero Entity holding any Mineral Properties.

(b)

If an Event of Default occurs and is continuing, Goldcorp shall have the right, upon written notice to STB, at its option and in addition to and not in substitution for its rights under Section 3 of this Agreement and any other remedies available at law or equity, to take any or all of the following actions:

	(i)	demand all amounts owing by Primero and STB to Goldcorp pursuant to this Agreement; and

	(ii)	enforce the Goldcorp Indemnity Security, subject to the inter-creditor agreements entered into pursuant to Section 6(d).

17.       General Provisions

(a)

Each Party shall execute all such further instruments and documents and do all such further actions as may be necessary to effectuate the documents and transactions contemplated in this Agreement, in each case at the cost and expense of the Party requesting such further instrument, document or action, unless expressly indicated otherwise.

(b)

Nothing herein shall be construed to create, expressly or by implication, a joint venture, mining partnership, commercial partnership, or other partnership relationship between Goldcorp and STB or Primero.

(c)

This Agreement shall be governed by and construed under the laws of the Province of British Columbia and the laws of Canada applicable therein (without regard to its laws relating to any conflicts of laws). The United Nations Vienna Convention on Contracts for the International Sale of Goods shall not apply to this Agreement.

(d)	Time is of the essence in this Agreement.

(e)

If any provision of this Agreement is wholly or partially invalid, this Agreement shall be interpreted as if the invalid provision had not been a part hereof so that the invalidity shall not affect the validity of the remainder of the Agreement which shall be construed as if the Agreement had been executed without the invalid portion. It is hereby declared to be the intention of the Parties that this Agreement would have been executed without reference to any portion which may, for any reason, hereafter be declared or held invalid.

(f)

Any notice or other communication (in each case, a “notice”) required or permitted to be given hereunder shall be in writing and shall be delivered by hand or transmitted by facsimile transmission addressed to:

If to STB or Primero to:

1500 – 885 West Georgia Street
Vancouver, British Columbia, Canada
V6C 3E8

Attention: Chief Executive Officer
Fax: (604) 639-2148

If to Goldcorp to:

Goldcorp Inc.
Park Place
666 Burrard Street, Suite 3400
Vancouver, British Columbia
V6C 2X8

Attention: Executive Vice President, Corporate Affairs and General Counsel
Fax: 604 696-3001

Any notice given in accordance with this section, if transmitted by facsimile transmission, shall be deemed to have been received on the next business day following transmission or, if delivered by hand, shall be deemed to have been received when delivered.

(g)	The schedules which are attached to this Agreement are incorporated into this Agreement by reference and are deemed to form part hereof.

(h)

This Agreement may not be changed, amended or modified in any manner, except pursuant to an instrument in writing signed on behalf of each of the Parties. The failure by any Party to enforce at any time any of the provisions of this Agreement shall in no way be construed to be a waiver of any such provision unless such waiver is acknowledged in writing, nor shall such failure affect the validity of this Agreement or any part thereof or the right of any Party to enforce each and every provision. No waiver or breach of this Agreement shall be held to be a waiver of any other or subsequent breach.

(i)

This Agreement may be executed in one or more counterparts, and by the Parties in separate counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by telecopier, email or other electronic means shall be effective as delivery of an originally executed counterpart of this Agreement.

(j)

This Agreement shall enure to the benefit of and shall be binding on and enforceable by the Parties and their respective heirs, executors, legal personal representatives, successors and permitted assigns.

(k)	The Parties have expressly required that this Agreement and all notices relating hereto be drafted in English.

(l)

This Agreement constitutes the entire agreement among the Parties pertaining to the subject matter hereof and supersedes all prior agreements, negotiations, discussions and understandings, written or oral, among the Parties.

[Signatures follow on next page]

          IN WITNESS WHEREOF the Parties have executed under seal and delivered this Deed of Indemnity as an agreement and as a deed, as of the date first above written.

SILVER TRADING (BARBADOS) LIMITED

Witness: (signed)	By:	“S. James Gardiner”
Name in Print:	Name:	S. James Gardiner
Address:	Title:	Director

Occupation:

Witness: (signed)	By:
Name in Print:	Name:
Address:	Title:

Occupation:

Before me:		PRIMERO MINING CORP.

(signed)	By:	“David Blaiklock”
Notary Public	Name:	David Blaiklock
	Title:	Chief Financial Officer

Before me:

(signed)	By:
Notary Public	Name:
Title:

Before me:		GOLDCORP INC.

(signed)	By:	“Anna M. Tudela”
Notary Public	Name:	Anna M. Tudela
	Title:	Vice President, Regulatory Affairs &
Corporate Secretary

Before me:

(signed)
Notary Public	By:	“Rohan Hazelton”
	Name:	Rohan Hazelton
	Title:	VP, Finance

EXECUTION COPY

This is Schedule “A” to the Deed of Indemnity between
Silver Trading (Barbados) Limited,
Primero Mining Corp. and Goldcorp Inc.
dated August 6, 2010

Mining Properties

No.	LOT	FILE	TITLE	TERM		AREA	MUNICIPALITY	State	Registration
				FROM	TO	Has.			VOL.	PAGE	ACT
1	San Manuel	11140	151174	3/24/1969	3/23/2019	103.8914	San Dimas	Dgo.	184	58	228
2	Chela	025/11851	153116	7/14/1970	7/13/2020	253.7101	San Dimas	Dgo.	188	113	450
3	Resurgimiento	025/9788	165046	8/23/1979	8/22/2029	93.0000	San Dimas	Dgo.	217	82	326
4	Yolanda	025/02863	165489	10/30/1979	10/29/2029	10.0000	San Dimas	Dgo.	217	138	549
5	San Luis I	025/02004	165682	11/28/1979	11/27/2029	391.0764	San Dimas	Dgo.	217	161	642
6	San Luis 2	042/00751	165683	11/28/1979	11/27/2029	474.4932	San Dimas	Dgo.	217	162	643
7	San Luis 3	042/00752	165981	2/4/1980	2/3/2030	307.1817	San Dimas	Dgo.	219	1	1
8	El Reliz	025/14976	166004	2/20/1980	2/19/2030	8.0000	San Dimas	Dgo.	220	2	4
9	Carrizo	025/00108	166615	6/27/1980	6/26/2030	2.0000	San Dimas	Dgo.	220	80	315
10	San Daniel	321.1/2/36	172411	12/15/1983	12/14/2033	322.0000	San Ignacio	Sin	235	39	151
11	Castellana Uno	321.1/2/109	176291	8/26/1985	8/25/2035	107.7325	San Dimas	Dgo.	238	144	571
12	Libia Estela	002/00067	177195	3/4/1986	3/3/2036	150.8840	San Dimas	Dgo.	239	70	275
13	Promontorio	025/02510	177826	4/26/1986	4/25/2036	2.0000	San Dimas	Dgo.	239	147	586
14	San Miguel	002/00233	178938	10/28/1986	10/27/2036	66.0000	San Dimas	Dgo.	242	95	378
15	San Vicente Frac. Suroeste	002/00244	179299	12/8/1986	12/7/2036	300.0000	San Ignacio	Sin	242	141	559
16	Ampl. El Reliz	321.1/2/110	179954	3/23/1987	3/22/2037	96.2687	San Dimas	Dgo.	244	34	134
17	La Castellana	321.1/2-30	180164	3/24/1987	3/23/2037	89.8893	San Dimas	Dgo.	244	57	224
18	Hueco 2	009/00276	180165	3/24/1987	3/23/2037	0.0917	San Dimas	Dgo.	244	57	225
19	Juan Manuel	321.1/9-35	180260	3/24/1987	3/23/2037	16.1399	San Dimas	Dgo.	244	71	280
20	A. Noche Buena en Frapop.	002/00234	180679	7/14/1987	7/13/2037	233.5686	San Dimas	Dgo.	243	126	499
21	San Vicente Frac. Norte	321.1/2-245	180933	8/14/1987	8/13/2037	430.0000	San Ignacio	Sin	244	154	613
22	Noche Buena en Frapopan	002/00248	182516	7/15/1988	7/14/2038	400.0000	San Ignacio	Sin	247	165	656
23	Am. Nvo. Contaestaca F.B.	002/00396	183980	11/25/1988	11/24/2038	405.7190	San Ignacio	Sin	250	156	620

No.	LOT	FILE	TITLE	TERM		AREA	MUNICIPALITY	State	Registration
				FROM	TO	Has.			VOL.	PAGE	ACT
24	Guarisamey III	321.1/2-418	184239	2/15/1989	2/14/2039	115.1343	San Dimas	Dgo.	249	191	759
25	Am. Nvo. Contaestaca F.A.	321.1/2-395	184991	12/13/1989	12/12/2039	318.8020	San Ignacio	Sin	251	94	371
26	El Favorable	321.1/9-428	185109	12/14/1989	12/13/2039	451.9589	San Dimas	Dgo.	251	108	429
27	Hueco 1	321.1/2-97	185138	12/14/1989	12/13/2039	0.3607	San Dimas	Dgo.	252	110	438
28	Nvo. Contaestaca F.W.	321.1/2-323	185479	12/14/1989	12/13/2039	324.0000	San Ignacio	Sin	251	156	619
29	Armida Sur	321.1/2-540	185763	12/14/1989	12/13/2039	5.5441	San Dimas	Dgo.	252	187	743
30	La Fe	321.1/2-625	185842	12/14/1989	12/13/2039	38.9091	San Dimas	Dgo.	256	6	22
31	Juan Manuel Dos	321.1/2-31	185853	12/14/1989	12/13/2039	3.7207	San Dimas	Dgo.	256	9	33
32	Guarisamey Frac. B	321.1/2-588	185891	12/14/1989	12/13/2039	330.4353	San Dimas	Dgo.	256	14	51
33	Guarisamey Frac. A	321.1/2-587	185892	12/14/1989	12/13/2039	377.4990	San Dimas	Dgo.	256	14	52
34	Armida Sur Frac. II	321.1/2-623	186277	3/22/1990	3/21/2040	2.9381	San Dimas	Dgo.	255	65	257
35	Am. Nvo. Contaestaca F.C.	321.1/2-397	186378	3/29/1990	3/28/2040	474.4759	San Ignacio	Sin	256	75	298
36	San Miguel I	321.1/2-645	186901	5/17/1990	5/16/2040	172.0582	San Dimas	Dgo.	255	141	561
37	San Miguel 2	321.1/2-646	186902	5/17/1990	5/16/2040	452.0000	San Dimas	Dgo.	255	141	562
38	Hueco Guarisamey	321.1/2-670	186949	5/17/1990	5/16/2040	6.1651	San Dimas	Dgo.	255	148	589
39	Armida Sur Frac. I	321.1/2-601	189878	12/6/1990	12/5/2040	0.7607	San Dimas	Dgo.	259	135	538
40	Hueco Tayoltita	321.1/2-717	191055	4/29/1991	4/28/2041	27.8795	San Dimas	Dgo.	262	90	355
41	La Soledad	321.1/2-700	191661	12/19/1991	12/18/2041	20.5031	San Dimas	Dgo.	261	166	661
42	Juan Manuel Tres	321.1/2-619	194784	6/15/1992	6/14/2042	334.5201	San Dimas	Dgo.	268	167	664
43	Guarisamey II	321.1/2-514	195198	8/25/1992	8/24/2042	89.4634	San Dimas	Dgo.	269	79	158
44	Armida	321.1/2-325	195215	8/25/1992	8/24/2042	98.2417	San Dimas	Dgo.	269	88	175
45	Nuevo Contraestaca F. Este	321.1/2-324	196309	7/16/1993	7/15/2043	376.0000	San Ignacio	Sin	271	85	169
46	Guarisamey IV Frac. A	2/1.3/1004	196363	7/16/1993	7/15/2043	319.6344	San Dimas	Dgo.	271	112	223
47	Tayoltita Norte	2/1.3/00995	196367	7/16/1993	7/15/2043	2,650.2912	San Dimas	Dgo.	271	114	227
48	Amp. SW Contraestaca	2/1.3/1025	198339	11/19/1993	11/18/2043	662.8185	San Ignacio	Sin.	277	20	39
49	Alicia II	2/1.3/1033	198408	11/26/1993	11/25/2043	204.4142	San Dimas	Dgo.	277	54	108
50	Tayoltita	2/1.3/1039	198571	11/30/1993	11/29/2043	2,319.5200	San Dimas	Dgo.	277	136	271
51	Tayoltita Oeste	2/1.3/1031	201555	10/11/1995	10/10/2045	1,395.0000	San Ignacio	Sin.	286	8	15
52	Guarisamey V Frac. 1	2/1.3/1229	203798	9/30/1996	9/29/2046	333.0000	San Dimas	Dgo.	292	49	98

No.	LOT	FILE	TITLE	TERM		AREA	MUNICIPALITY	State	Registration
				FROM	TO	Has.			VOL.	PAGE	ACT
53	Guarisamey V Frac. NE	2/1.3/1231	203799	9/30/1996	9/29/2046	253.4236	San Dimas	Dgo.	292	50	99
54	Guarisamey Sur	2/1.3/1547	208834	12/15/1998	12/14/2048	3,025.8239	San Dimas	Dgo.	306	47	94
55	Guarisamey Norte	2/1.3/1549	209396	4/9/1999	4/8/2049	489.7110	San Dimas	Dgo.	307	148	296
56	Contraestaca Norte	2/1.3/1441	209592	8/3/1999	8/2/2049	237.0914	San Ignacio	Sin	308	66	132
57	Guarisamey IV Frac. B	2/1.3/1548	209606	8/3/1999	8/2/2049	320.7168	San Dimas	Dgo.	308	73	146
58	San Luis Norte 1	025/25313	215251	2/14/2002	2/13/2052	174.8316	San Dimas	Dgo.	324	16	31
59	San Luis Norte 2	025/25314	215252	2/14/2002	2/13/2052	65.6208	San Dimas	Dgo.	324	16	32
60	San Luis Norte 3	025/25315	215253	2/14/2002	2/13/2052	838.8994	San Dimas	Dgo.	324	17	33
61	Tayoltita Sur	2/2.4/02118	215615	12/12/1996	12/11/2046	783.7122	San Dimas	Dgo.	325	18	35
62	San Miguel 3	2/1/02438	223676	2/2/2005	2/1/2055	3.4720	San Dimas	Dgo.	347	88	176
63	Guarisamey Suroeste	2/1/02479	223782	2/15/2005	2/14/2055	358.5774	San Dimas	Dgo.	347	141	282
64	Frac. Ampl. Noche Buena en Frapopan	025/34253	180679	14/08/1987	13/07/2037	11.0910	San Dimas	Dgo.	47	126	499
	TOTAL HECTARES:					22,732.6658

EXECUTION COPY

This is Schedule “B” to the Deed of Indemnity between
Silver Trading (Barbados) Limited,
Primero Mining Corp. and Goldcorp Inc.
dated August 6, 2010

San Dimas Mining Lots

1.- Propiedad ubicada en Parroquia 10, Tayoltitla, Durango, con una superficie de 350.20 metros cuadrados, de Minas de San Luis, S.A. de C.V., según consta en escritura pública 18,177 otorgada por el Lic. Jesús Bermúdez Barba, Notario Público 8 de Durango, Dgo.

2.- Propiedad ubicada en Buena Vista, Barrio Buena Visa, Tayoltita, Durango, con una superficie de 330 metros cuadrados, de Minas de San Luis, S.A. de C.V., según consta en escritura pública 30,157 otorgada por el Lic. Héctor Vega Franco, Notario Público 13 de Durango, Dgo.

3.- Propiedad ubicada en el Barrio de la Huerta, Tayoltita, Durango, con una superficie de 309.72 metros cuadrados, de Minas de San Luis, S.A. de C.V., según consta en escritura pública 20,245 otorgada por el Lic. Jesús Bermúdez Barba, Notario Público 8 de Durango, Dgo.

4.- Propiedad ubicada en el Barrio del Cine, Tayoltita, Durango, con una superficie de 500 metros cuadrados, de Minas de San Luis, S.A. de C.V., según consta en escritura pública 259 otorgada por el Juzgado Mixto de Primera Instancia de Tayoltita, Durango.

5.- Propiedad ubicada en el Barrio del Cine, Tayoltita, Durango, con una superficie de 705 metros cuadrados, de Minas de San Luis, S.A. de C.V., según consta en escritura pública 27 otorgada por el Juzgado Mixto de Primera Instancia de Tayoltita, Durango.

1.- Property located at Parroquia 10, Tayoltitla, Durango, with an area of 350.20 square meters, owned by Minas de San Luis, S.A. de C.V., as evidenced in public deed 18,177 granted by Mr. Jesús Bermúdez Barba, Notary Public 8 of Durango, Dgo.

2.- Property located at Buena Vista, Barrio Buena Vista, Tayoltita, Durango, with an area of 330 square meters, owned by Minas de San Luis, S.A. de C.V., as evidenced in public deed 30,157 granted by Mr. Héctor Vega Franco, Notary Public 13 of Durango, Dgo.

3.- Property located at Barrio de la Huerta, Tayoltita, Durango, with an area of 309.72 square meters, owned by Minas de San Luis, S.A. de C.V., as evidenced in public deed 20,245 granted by Mr. Jesús Bermúdez Barba, Notary Public 8 of Durango, Dgo.

4.- Property located at Barrio del Cine, Tayoltita, Durango, with an area of 500 square meters, owned by Minas de San Luis, S.A. de C.V., as evidenced in public deed 259 granted by the Court in First Instance of Tayoltita, Durango.

5.- Property located at Barrio el Cine, Tayoltita, Durango with an area of 705 square meters, owned by Minas de San Luis, S.A. de C.V., as evidenced in public deed 27 granted by the Court in First Instance of Tayoltita, Durango.

6.- Propiedad ubicada en Vicente Guerrero 24, Tayoltita, Durango, con una superficie de 522.50 metros cuadrados, de Minas de San Luis, S.A. de C.V., según consta en escritura pública 303 otorgada por el Juzgado Mixto de Primera Instancia de Tayoltita, Durango.

7.- Propiedad ubicada en el Barrio de los Fresnos, Tayoltita, Durango, con una superficie de 1,692 metros cuadrados, de Minas de San Luis, S.A. de C.V., según consta en escritura pública 417 otorgada por el Juzgado Mixto de Primera Instancia de Tayoltita, Durango.

8.- Propiedad “La Tecolota” ubicada en Tayoltita, Durango, de Minas de San Luis, S.A. de C.V., según consta en escritura pública 4338 otorgada por el Lic. Mario Garcíadiego González, Notario Público 184 del Distrito Federal.

9.- Propiedad “Truchas” ubicada en San Dimas, Durango, con una superficie de 622 Has., propiedad “Las Cupias” ubicada en San Dimas, Durango, con una superficie de 173 Has., y una porción de Fracc. A, Fracc. B y Fracc. C. de lote ubicado en San Dimas Durango, todos de Minas de San Luis, S.A. de C.V., según consta en escrituras públicas 59 y 318 otorgadas por el Lic. Carlos G. Velasco Nájar, Notario Público 1 de San Juan del Río, Durango y Notario Público 2 de Santiago Papasquiaro, Durango.

10.- Propiedad ubicada en Comercio s/n, Tayoltita, Durango, con una superficie de 70 metros cuadrados, de Minas de San Luis, S.A. de C.V., según consta en escritura pública 69 otorgada por el Juzgado Mixto de Primera Instancia de Tayoltita, Durango.

6.- Property located at Vicente Guerrero 24, Tayoltita, Durango with an area of 522.50 square meters, owned by Minas de San Luis, S.A. de C.V., as evidenced in public deed 303 granted by the Court in First Instance of Tayoltita, Durango.

7.- Property located at Barrio de los Fresnos, Tayoltita, Durango with an area of 1,692 square meters, owned by Minas de San Luis, S.A. de C.V., as evidenced in public deed 417 granted by the Court in First Instance of Tayoltita, Durango.

8.- “La Tecolota” property located at Tayoltita, Durango, owned by Minas de San Luis, S.A. de C.V., as evidenced in public deed 4338 granted by Mr. Mario Garcíadiego González, Notary Public 184 of the Federal District.

9.- “Truchas” property located at San Dimas, Durango, with an area of 622 Has., “Las Cupias” property located at San Dimas, Durango, with an area of 173 Has., and a portion of Fracc. A, Fracc. B and Fracc. C of a lot located at San Dimas, Durango, all of them owned by Minas de San Luis, S.A. de C.V., as evidenced in public deeds 59 and 318 granted by Mr. Carlos G. Velasco Nájar, Notary Public 1 of San Juan del Río, Durango, and Notary Public 2 of Santiago Papasquiaro, Durango.

10.- Property located at Comercio s/n, Tayoltita, Durango with an area of 70 square meters, owned by Minas de San Luis, S.A. de C.V., as evidenced in public deed 69 granted by the Court in First Instance of Tayoltita, Durango.

11.- Propiedad ubicada en el Barrio Buena Vista s/n, Tayoltita, Durango, con una superficie de 253 metros cuadrados, de Minas de San Luis, S.A. de C.V., según consta en escritura pública 90 otorgada por el Juzgado Mixto de Primera Instancia de Tayoltita, Durango.

12.- Propiedad ubicada en el Barrio del Hospital, Tayoltita, Durango, con una superficie de 470 metros cuadrados, de Minas de San Luis, S.A. de C.V., según consta en escritura pública 391 otorgada por el Juzgado Mixto de Primera Instancia de Tayoltita, Durango.

13.- Propiedad ubicada en Vicente Guerrero 20, Tayoltita, Durango, con una superficie de 226 metros cuadrados, de Minas de San Luis, S.A. de C.V., según consta en escritura privaia otorgada por el Juzgado Mixto de Primera Instancia de Tayoltita, Durango, que contiene el contrato respectivo de compraventa.

14.- Propiedad ubicada sobre la parte suroeste y noreste del poblado de Tayoltita, San Dimas Dgo. y sobre el Rio Piaxtla, de Maderera Industrial Duranguense, S.A. de C.V.; colindando en su lado norte con terrenos propiedad de Minas de San Luis, S.A. de C.V.; Al Noreste con terrenos del Ejido las Huertas; al sureste con los Ejidos de Guarizamey y Guamuchil y Anexos. Superficie 1,750 has., de las cuales 1,482 has. Son las afectadas por el Ejido Guarizamey.

11.- Property located at Barrio Buena Vista s/n, Tayoltita, Durango with an area of 253 square meters, owned by Minas de San Luis, S.A. de C.V., as evidenced in public deed 90 granted by the Court in First Instance of Tayoltita, Durango.

12.- Property located at Barrio del Hospital, Tayoltita, Durango with an area of 470 square meters, owned by Minas de San Luis, S.A. de C.V., as evidenced in public deed 391 granted by the Court in First Instance of Tayoltita, Durango.

13.- Property located at Vicente Guerrero 20, Tayoltita, Durango with an area of 226 square meters, owned by Minas de San Luis, S.A. de C.V., as evidenced in private deed granted by the Court in First Instance of Tayoltita, Durango, containing the respective purchase sale agreement.

14.- Property located in the sw and ne part of Tayoltita, San Dimas Dgo. And over the Piaxtla River owned by Maderera Industrial Duranguense, S.A. de C.V; bordering to the north with properties of Minas de San Luis, S.A. de C.V.; To the northwest with land owned by Ejido las Huertas; to the southwest with Ejidos Guarizamey and Guamuchil y Anexos. Total area 1,750 has., of which 1,482 has. Are the affected by the Ejido Guarisamey.

EXECUTION COPY

This is Schedule “C” to the Deed of Indemnity between
Silver Trading (Barbados) Limited,
Primero Mining Corp. and Goldcorp Inc.
dated August 6, 2010

Dispute Resolution Rules

The following rules and procedures shall apply with respect to any matter to be arbitrated by the Parties under the terms of the Agreement.

1.         Initiation of Arbitration Proceedings

(a)

If any Party to this Agreement wishes to have any matter under this Agreement arbitrated in accordance with the provisions of this Agreement, it shall give notice to the other Party hereto specifying particulars of the matter or matters in dispute and proposing the name of the person it wishes to be the single arbitrator. Within 20 days after receipt of such notice, the other Party to this Agreement shall give notice to the first Party advising whether such Party accepts the arbitrator proposed by the first Party. If such notice is not given within such 20 day period, the other Party shall be deemed to have accepted the arbitrator proposed by the first Party. If the Parties do not agree upon a single arbitrator within such 20 day period such arbitrator shall be chosen in accordance with the Arbitration Rules.

(b)

The individual selected as Arbitrator shall be qualified by education and experience to decide the matter in dispute. The Arbitrator shall be at arm’s length from both Parties and shall not be a member of the audit or legal firm or firms who advise either Party, nor shall the Arbitrator be a person who is otherwise regularly retained by either of the Parties.

(c)

The Parties agree that if any arbitration proceedings arising under this Agreement involve more than one Primero Entity, all such Primero Entities shall be considered a single party for the purposes of any such proceeding.

2.         Submission of Written Statements

(a)

Within 20 days of the appointment of the Arbitrator, the Party initiating the arbitration (the “Claimant”) shall send the other Party (the “Respondent”) a statement of claim setting out in sufficient detail the facts and any contentions of law on which it relies, and the relief that it claims.

(b)

Within 15 days of the receipt of the statement of claim, the Respondent shall send the Claimant a statement of defence stating in sufficient detail which of the facts and contentions of law in the statement of claim it admits or denies, on what grounds, and on what other facts and contentions of law he relies, and shall include any counterclaim that the Respondent has against the Claimant relating to the matter in dispute.

(c)	Within 10 days of receipt of the statement of defence, the Claimant may send the Respondent a statement of reply, which shall include a statement of defence to any counterclaim made by the Respondent.

(d)

If the Claimant’s statement of reply includes a statement of defence to any counterclaim made by the Respondent, then within 10 days of receipt of the statement of reply the Respondent may send the Claimant a statement of reply to the statement of defence to the counterclaim.

(e)

All statements of claim, defence and reply shall be accompanied by copies (or, if they are especially voluminous, lists) of all essential documents on which the Party concerned relies and which have not previously been submitted by any Party, and (where practicable) by any relevant samples.

(f)	After submission of all the statements, the Arbitrator will give directions for the further conduct of the arbitration.

3.         Meetings and Hearings

(a)

The arbitration shall take place in Vancouver, British Columbia or in such other place as the Claimant and the Respondent shall agree upon in writing. The arbitration shall be conducted in English unless otherwise agreed by such Parties and the Arbitrator. Subject to any adjournments which the Arbitrator allows, the final hearing will be continued on successive working days until it is concluded.

(b)	All meetings and hearings will be in private unless the Parties otherwise agree.

(c)	Any Party may be represented at any meetings or hearings by legal counsel.

(d)	Each Party may examine, cross-examine and re-examine all witnesses at the arbitration.

4.         The Decision

(a)	The Arbitrator will make a decision in writing and, unless the Parties otherwise agree, will set out reasons for decision in the decision.

(b)

The Arbitrator will send the decision to the Parties as soon as practicable after the conclusion of the final hearing, but in any event no later than 30 days thereafter, unless that time period is extended for a fixed period by the Arbitrator on written notice to each Party because of illness or other cause beyond the Arbitrator’s control.

(c)	The decision shall determine and award costs.

(d)

Any Party may appeal the decision of the Arbitrator on a question of fact or a question of law or a mixed question of fact and law. In the event either Party initiates any court proceeding in respect of the decision of the Arbitrator or the matter arbitrated, such Party, if unsuccessful in the court proceeding, shall pay the other Party’s costs on a substantial indemnity basis.

5.         Jurisdiction and Powers of the Arbitrator

(a)

By submitting to arbitration under these Rules, the Parties shall be taken to have conferred on the Arbitrator the following jurisdiction and powers, to be exercised at the Arbitrator’s discretion subject only to these Rules and the relevant law with the object of ensuring the just, expeditious, economical and final determination of the dispute referred to arbitration.

(b)	Without limiting the jurisdiction of the Arbitrator at law, the Parties agree that the Arbitrator shall have jurisdiction to:

	(i)	determine any question of law arising in the arbitration;

	(ii)	determine any question as to the Arbitrator’s jurisdiction;

	(iii)	determine any question of good faith, dishonesty or fraud arising in the dispute;

	(iv)	order any Party to furnish further details of that Party’s case, in fact or in law;

(v)

proceed in the arbitration notwithstanding the failure or refusal of any Party to comply with these Rules or with the Arbitrator’s orders or directions, or to attend any meeting or hearing, but only after giving that Party written notice that the Arbitrator intends to do so;

	(vi)	receive and take into account such written or oral evidence tendered by the Parties as the Arbitrator determines is relevant, whether or not strictly admissible in law;

	(vii)	make one or more interim awards;

	(viii)	hold meetings and hearings, and make a decision (including a final decision) in Vancouver, British Columbia or elsewhere with the concurrence of the Parties thereto;

(ix)

order the Parties to produce to the Arbitrator, and to each other for inspection, and to supply copies of, any documents or other evidence or classes of documents in their possession or power which the Arbitrator determines to be relevant; and

	(x)	make interim orders to secure all or part of any amount in dispute in the arbitration.

6.         Confidentiality

(a)

The arbitration, including any settlement discussions between the Parties related to the subject matter of the arbitration shall be conducted on a private and confidential basis and any and all information exchanged and disclosed during the course of the arbitration shall be used only for the purposes of the arbitration. Neither Party shall communicate any information obtained or disclosed during the course of the arbitration to any third party except to those experts or consultants employed or retained by, or consulted about retention on behalf of, such Party in connection with the arbitration and solely to the extent necessary for assisting in the arbitration, and only after such persons have agreed to be bound by these confidentiality conditions. In the event that disclosure of any information related to the arbitration is required to comply with Applicable Law or court order or the disclosing Party’s disclosure obligations under Applicable Law, the disclosing Party shall promptly notify the other Party of such disclosure, shall limit such disclosure limited to only that information so required to be disclosed and shall have availed itself of the full benefits of any laws, rules, regulations or contractual rights as to disclosure on a confidential basis to which it may be entitled.

(b)

The award of the Arbitrator and any reasons for the decision of the Arbitrator shall also be kept confidential except (i) as may reasonably be necessary to obtain enforcement thereof; (ii) for either Party to comply with its disclosure obligations under Applicable Law; (iii) to permit the Parties to exercise properly their rights under the Arbitration Rules; and (iv) to the extent that disclosure is required to allow the Parties to consult with their professional advisors.

(c)

Provided that Goldcorp first agrees in writing in favour of the Parties to be bound by the confidentiality provisions of this Agreement, including this section 6 of this Schedule “C”, any Party may give Goldcorp notice that a matter under this Agreement is being arbitrated and may provide Goldcorp with all documents and correspondence associated with such arbitration proceeding and Goldcorp shall be entitled to be a party to the arbitration proceeding upon the unanimous consent of the Parties or upon the determination of the arbitrator.